[redacted]

15025954

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section MAR 30 2015 Washington DC 404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gulf Star Group I, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Louisiana Street, Ste 3800
(No. and Street)

Houston (City) TX (State) 77002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson, P.C.
(Name – *if individual, state last, first, middle name*)

One Riverway, Ste 1900 (Address) Houston (City) TX (State) 77056 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/31/15

OATH OR AFFIRMATION

I, Alicia Neal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GulfStar Group I, Ltd., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Alicia Neal
Signature

Controller
Title

Christine Wright
Notary Public

CHRISTINE M WRIGHT
My Commission Expires
April 24, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GULFSTAR GROUP I, LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2014

GULFSTAR GROUP

INVESTMENT BANKERS

CONTENTS

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners and Management of
GulfStar Group I, Ltd.

We have audited the accompanying financial statements of GulfStar Group I, Ltd. (the Partnership), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in partners' capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Partnership's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of GulfStar Group I, Ltd. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 of Securities Exchange Commission (SEC) and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control of Securities Under Rule 15c3-3 of the SEC have been subjected to audit procedures performed in conjunction with the audit of GulfStar Group I, Ltd.'s financial statements. The supplemental information is the responsibility of GulfStar Group I, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Harper & Pearson Company, P.C.

Houston, Texas
February 25, 2015

One Riverway · Suite 1900 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

ASSETS

Cash and cash equivalents	$	3,502,978
Accounts receivable, affiliate		30,201
Notes receivable, affiliate		502,800
Prepaid management fees, affiliate		1,100,000
TOTAL ASSETS	$	5,135,979

LIABILITIES AND PARTNERS' CAPITAL

Accounts payable, affiliate	$	94,233
Accrued margin tax		58,923
TOTAL LIABILITIES		153,156
Partners' capital		4,982,823
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	5,135,979

The accompanying notes are an integral part of the Financial Statements.

GULFSTAR GROUP I, LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues	
Management Fee Income, affiliate	$ 300,000
Commissions and retainer fees	8,417,518
Total Revenues	8,717,518
Expenses	
Management fees	870,000
Managing directors fees	2,963,789
Referral fees	299,094
Payroll taxes	62,525
Professional fees	53,963
Licenses and registrations	30,063
Margin tax	58,923
Other	2,353
Total Expenses	4,340,710
Net Income	$ 4,376,808

The accompanying notes are an integral part of the Financial Statements.

GULFSTAR GROUP I, LTD.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2014

	General Partner	Limited Partners	Total
Balance, December 31, 2013	$ 84,603	$ 3,521,412	$ 3,606,015
Distributions	(300)	(2,999,700)	(3,000,000)
Net Income	438	4,376,370	4,376,808
Balance, December 31, 2014	$ 84,741	$ 4,898,082	$ 4,982,823

The accompanying notes are an integral part of the Financial Statements.

GULFSTAR GROUP I, LTD.
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOW FROM OPERATING ACTIVITIES	
Net Income	$ 4,376,808
Adjustments to reconcile Net Income	
to net cash provided by operating activities:	
Decrease in Accounts Receivable	6,123
Increase in Prepaid Management Fees	(296,600)
Decrease in Accounts Payable	(99,627)
Decrease in Accrued Liabilities	(4,267)
Increase in Accrued Margin Tax	2,701
Net cash provided by Operating Activities	3,985,138
CASH FLOW FROM FINANCING ACTIVITIES	
Distributions to Partners	(3,000,000)
Net cash used in Financing Activities	(3,000,000)
Net cash increase for period	985,138
Cash at beginning of period	2,517,840
Cash at end of period	$ 3,502,978

The accompanying notes are an integral part of the Financial Statements.

NOTE A BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GulfStar Group I, Ltd. (a Texas limited partnership) (the Partnership) maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP). Accounting principles followed by the Partnership and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business - The Partnership is located in Houston, Texas and is a private investment banking firm. Accordingly, the Partnership has claimed an exemption from Rule 15c3-3 under section (K)(2)(i). The Partnership is registered as a Broker-Dealer with the Securities and Exchange Commission, and a member of the Financial Industry Regulation Authority (FINRA).

Statement Presentation - The unclassified statement of financial condition is presented in accordance with industry standards.

Estimates - The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Partnership considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Income Taxes - The Partnership's income, losses, and tax credits will be included in the income tax returns of the Partners. Accordingly, the Partnership does not record a provision for Federal income taxes. The Partnership accrues Texas Margin taxes if owed. For the year ended December 31, 2014, the partnership accrued margin tax expense of $58,923.

The Partnership believes that all tax positions will more likely than not be sustained upon examination. As of December 31, 2014, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2011 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the statements of income.

Revenue Recognition – Investment banking fees are recorded in accordance with the terms of the respective contract when the service is complete and the revenue is reasonably determinable. Investment banking fees from securities related transactions are recognized when transactions close and receivables are recorded at that time.

Subsequent Events - The Partnership has evaluated subsequent events through February 24, 2015, the date the financial statements were available to be issued. No subsequent events other than the item noted in Note F occurred, which require adjustment or disclosure to the financial statements at December 31, 2014.

NOTE B ORGANIZATION

The Partnership's general partner is GulfStar Group GP, LLC, owning a 0.01% interest. Through December 31, 2007, GulfStar Investment of Nevada Inc. (Nevada) and IBC Subsidiary Corporation (IBC) owned 29.997% and 69.993% in limited partnership interests, respectively. Effective January 1, 2008, the limited partnership interest was reallocated between Nevada and IBC to 49.995% and 49.995%, each. The Partnership can remain in existence until December 31, 2050.

All Partnership profits, losses, and distributions are to be allocated to the partners in proportion to their respective percentage interests.

NOTE C RELATED PARTY TRANSACTIONS

The Partnership utilizes the services of GulfStar II, Ltd. (GulfStar II) (a company affiliated by ownership) for the day-to-day operation and management of the Partnership's business, including financial services management, information systems, bookkeeping, recordkeeping, clerical services, furnishing office space, equipment, and supplies; assisting in compliance with all reporting and administrative obligations of the Partnership; assisting in preparation and updating of a business plan, preparation of budgets, providing marketing and sales support, obtaining research, analysis, and informational services; and arranging for monitoring of legal, accounting, and other professional services. As compensation for these services the Partnership paid GulfStar II an incremental allocation services fee of $67,000 per month for January through October of 2014. An incremental fee of $100,000 per month was paid for November and December of 2014. The incremental allocation services fee is payable monthly in advance or at such other times as the parties may mutually agree.

Total fees paid by the Partnership pursuant to the agreement was $870,000 for the year ended December 31, 2014. At December 31, 2014 the Partnership had prepaid management fees totaling $1,100,000. In addition to management fees pursuant to the agreement, the Partnership also pays fees to managing directors based on a tiered percentage of the Partnership's success fee earned from closing a financing transaction. Managing Directors fees totaled $2,963,789 for the year ended December 31, 2014. Effective January 2, 2009, GulfStar II agreed to pay the Partnership a retainer fee on a monthly basis. Total retainer fees received by the Partnership were $300,000 for the year ended December 31, 2014.

In the ordinary course of business the Partnership will receive retainer fees earned by GulfStar II for consulting services provided in the issuance of debt and/or equity. These fees are immediately considered payable to GulfStar II. At December 31, 2014 the amount payable to GulfStar II was $94,233. The amount is presented as Accounts Payable.

NOTE D NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, and comply with a ratio of aggregate indebtedness to net capital as defined under such provisions. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis.

At December 31, 2014 the Partnership had net capital of $3,223,535 and a net capital requirement of $10,210. The Partnership's ratio of aggregate indebtedness to net capital was .05 to 1 at December 31, 2014. The Securities and Exchange Commission permits a ratio of aggregate indebtedness to net capital for the Partnership at this time of no greater than 15 to 1.

NOTE E CONCENTRATIONS AND CREDIT RISK

The Partnership has cash deposits in correspondent financial institutions in excess of the amount insured by the FDIC in the amount of $3,141,691 at December 31, 2014. It is the Partnership's practice to utilize high net worth financial institutions to minimize credit risk. Additionally the Partnership has credit risk related to the note receivable from GulfStar II. The Partnership's management does not believe significant credit risk exists in relation to this receivable and that no reserves are required.

NOTE F NOTES RECEIVABLE, AFFILIATE

The Partnership created intercompany receivables with its affiliate GulfStar II on February 26, 2009 and October 1, 2011 in the amounts of $270,000 and $307,100, respectively. These interest free notes were renewed and will mature on February 23, 2015 and October 1, 2015, respectively. The note maturing on February 23, 2015 was renewed subsequent to year end for a one year term. On February 27, 2012 the Partnership created an additional intercompany receivable with its affiliate GulfStar II in the amount of $125,700. This interest free note will mature on February 27, 2015. The imputed interest on the notes is not significant.

GULFSTAR GROUP I, LTD.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

NET CAPITAL	
Total partners' capital qualified for net capital	$ 4,982,823
Deductions and/or charges	
Nonallowable assets:	
Cash	(111,287)
Accounts receivable, affiliate	(30,201)
Notes receivable, affiliate	(502,800)
Prepaid management fees	(1,100,000)
Total nonallowable assets	(1,744,288)
Excess Fidelity Bond Deductible	(15,000)
Net capital	$ 3,223,535
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6.66% of total aggregate indebtedness)	$ 10,210
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 10,210
Excess net capital	$ 3,213,325
Ratio: Aggregate indebtedness to net capital	.05 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2014, filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17a-5.

See report of independent registered public accounting firm.

GULFSTAR GROUP I, LTD

Information Relating to the Possession or Control
Requirements under Rule 15c3-3

December 31, 2014

Exemption Provision

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See report of independent registered public accounting firm.

Gulfstar Group I, LTD. Assertions

Gulfstar Group I, LTD. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(i) throughout the most recent fiscal year without exception

Gulfstar Group I, LTD.

I, Stephen Lasher, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Stephen Lasher, President/CFO

February 25, 2015

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED UPON PROCEDURES ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Partners and Management
GulfStar Group I, Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by GulfStar Group I, Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating GulfStar Group I, Ltd.'s compliance with the applicable instructions of the Form SIPC-7. GulfStar Group I, Ltd.'s management is responsible for GulfStar Group I, Ltd.'s compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including the general ledger detail and cash disbursements journal noting no differences.
2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences.
3. We compared adjustments reported in Form SIPC-7 with supporting schedules and working papers including general ledger detail noting no differences.
4. We proved the arithmetical accuracy of the calculation reflected in Form SIPC-7 and in the related schedules and working papers including general ledger detail and quarterly Focus reports supporting the adjustments noting no differences.
5. We compared the amount of overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting overpayments were not applicable for this report.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Harper & Pearson Company, P.C.

Houston, Texas
February 25, 2015

One Riverway · Suite 1900 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*********2948********************MIXED AADC 220
043999 FINRA DEC
GULFSTAR GROUP I LTD
ATTN: ALICIA NEAL
700 LOUISIANA ST STE 3800
HOUSTON TX 77002-2797

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
713-300-2020

2. A. General Assessment (item 2e from page 2) $ Ø
   B. Less payment made with SIPC-6 filed (exclude interest) (Ø)
   ______________ Date Paid
   C. Less prior overpayment applied (Ø)
   D. Assessment balance due or (overpayment) Ø
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum Ø
   F. Total assessment balance and interest due (or overpayment carried forward) $ Ø
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $______________
   H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GulfStar Group I, Ltd.
(Name of Corporation, Partnership or other organization)

Alicia Neal
(Authorized Signature)

Office Manager
(Title)

Dated the 29 day of Jan., 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8,417,518
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	Ø
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	Ø
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
llStar-acts as financial advisor to non-registered privately ld companies. These companies are not related to the security business. (Deductions in excess of $100,000 require documentation)	8,417,518
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	8,417,518
d. SIPC Net Operating Revenues	$ Ø
e. General Assessment @ .0025	$ Ø
	(to page 1, line 2.A.)